SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                                  SCHEDULE 13D
                                Amendment No. 5

                   Under the Securities Exchange Act of 1934

                          The Ziegler Companies, Inc.
                          ---------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $1.00
                         -----------------------------
                         (Title of Class of Securities)

                                  5021600-10-4
                                  ------------
                                 (CUSIP Number)

                                Gerald J. Gagner
                        800 West State Street, Suite 103
                         Doylestown, Pennsylvania 18901
                                 (215) 275-0450
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                              Quarles & Brady LLP
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5000

                                 April 27, 2001
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                                    SCHEDULE 13D

1.   Name of Reporting Person
          New West Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [  ]

3.   SEC Use Only

4.   Source of funds
          WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [  ]

6.   Citizenship or Place of Organization
          Pennsylvania

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          240,600

8.   Shared Voting Power
          -0-

9.   Sole Dispositive Power
          240,600

10.  Shared Dispositive Power
          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          240,600

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [  ]

13.  Percent of Class Represented by Amount in Row (11)
          9.97%

14.  Type of Reporting Person
          PN


                                  SCHEDULE 13D


1.   Name of Reporting Person
          Gerald J. Gagner

2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [  ]

3.   SEC Use Only

4.   Source of funds
          PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [  ]

6.   Citizenship or Place of Organization
          United States

          Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          1,831

8.   Shared Voting Power
          240,600

9.   Sole Dispositive Power
          1,831

10.  Shared Dispositive Power
          240,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          242,431

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [  ]

13.  Percent of Class Represented by Amount in Row (11)
          10.04%

14.  Type of Reporting Person
          IN


     This Schedule 13D is reporting matters with respect to the group consisting of New West Investors, L.P., a Pennsylvania limited partnership ("New West"), and Gerald J. Gagner, an individual, who is the sole general partner of New West.

     This Amendment No. 5 to the Schedule 13D is being filed as a result of a change in the facts contained in the Schedule 13D, which change is due to the acquisition by New West of an additional 1,000 shares of the Issuer's Common Stock since the filing of Amendment No. 4 to the Schedule 13D, the acquisition by Mr. Gagner of 1,831 shares of the Issuer's Common Stock since the filing of Amendment No. 4 to the Schedule 13D, and Mr. Gagner's appointment as a director of the Issuer since the filing of Amendment 4 to the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

     This statement constitutes Amendment No. 5 to the Schedule 13D dated February 7, 1996, as amended (the "Schedule 13D"), and relates to the shares of common stock, par value $1.00 per share (the "Common Stock"), of The Ziegler Companies, Inc., a Wisconsin corporation (the "Issuer"), which has its principal executive offices at 215 North Main Street, West Bend, Wisconsin 53095.

ITEM 2.  IDENTITY AND BACKGROUND.

     New West Investors, L.P.

(a)  New West Investors, L.P. is a Pennsylvania limited partnership.

(b) The address of New West's principal business and its principal office is 800 West State Street, Suite 103, Doylestown, Pennsylvania 18901.

(c)  New West's principal business is investments.

(d) Since its inception in 1995, New West has not been convicted in any criminal proceeding.

(e) Since its inception in 1995, New West has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which New West is, or was, subject to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     Gerald J. Gagner

(a)  Gerald J. Gagner is an individual, and the sole general partner of New
     West.

(b) The business address of Mr. Gagner is 800 West State Street, Suite 103, Doylestown, Pennsylvania 18901.

(c)  Mr. Gagner is retired and is an inventor as his principal occupation.

(d) During the past five (5) years, Mr. Gagner has not been convicted in any criminal proceeding.

(e) During the last five (5) years, Mr. Gagner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Gagner is, or was subject, to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount of funds required by New West to purchase the 1,000 shares of the Issuer's Common Stock was approximately $3,300, which funds were provided by New West from its working capital available for investment. All of the foregoing shares of Common Stock were acquired through open market purchases. Mr. Gagner acquired 1,097 shares of the Common stock of the Issuer in open market transactions between August 3, 1999 and April 18, 2000 with payments made from available funds. On April 27, 2001, the Issuer paid Mr. Gagner, and its other outside directors, a stock-based annual retainer fee of 734 shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 of this Schedule 13D is unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate percentage of shares of Common Stock reported as beneficially owned by each person herein is based upon 2,413,968 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-Q for the quarterly period ending March 31, 2001, filed on May 15, 2001.

(a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:


     Person                          Amount             Percent
     ------                          ------             -------

     New West Investors, L.P.        240,600(1)<F1>     9.97%

     Gerald J. Gagner                242,431            10.04%


     (1)<F1> All of these shares are owned of record by New West. Mr. Gagner is the sole general partner of New West, with voting and dispositive control over the securities held in New West=s investment portfolio. As a result, Mr. Gagner may be considered to beneficially own the shares of Common Stock of the Issuer that are owned of record by New West. None of the limited partners of New West has any voting or dispositive control over such securities.

(b) The following table sets forth, for each person and entity identified under paragraph (a) of this Item 5, the number of shares of Common Stock of the Issuer as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:


                                  Sole Voting
                                      and           Shared Voting
                                    Power of              and
           Person or Entity       Disposition    Power of Disposition
           ----------------       -----------    --------------------

     New West Investors, L.P.         None            240,600(1) <F2>

     Gerald J. Gagner                 1,831           240,600


     (1)<F2>  See footnote (1) under paragraph (a) of this Item 5.

(c) During the lesser of sixty (60) days prior to the date of this Schedule 13D or since the filing person's most recent filing on Schedule 13D, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

     Transactions by New West:

                                  Number      Price,            Type
                                of Shares   Excluding            of
          Date    Security      Acquired    Commission       Transaction
          ----    --------      ---------   ----------       -----------

         4-2-01   Common Stock     200       $16.50       Open Market Purchase

         3-19-01  Common Stock     500       $15.87       Open Market Purchase



     Transactions by Mr. Gagner:

                                  Number      Price,            Type
                                of Shares   Excluding            of
          Date    Security      Acquired    Commission       Transaction
          ----    --------      ---------   ----------       -----------


         4/27/01  Common Stock     734        $15.00        Annual Director
                                                            Retainer Fee


(d)  See Item 6.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, except as previously disclosed or disclosed elsewhere.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement of the reporting persons as to joint filing of this
            Schedule 13D is filed as Exhibit 1 to the Schedule 13D, dated February 7, 1996, and is incorporated herein by reference.

         2. Cash and Margin Agreement between New West Investors, L.P. and Brown & Company Securities Corporation is filed as Exhibit 5 to the Schedule 13D, dated February 7, 1996, and is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    June 11, 2001

                                   /s/ Gerald J. Gagner
                                   -----------------------
                                   Gerald J. Gagner


                                   NEW WEST INVESTORS, L.P.



                                   By: /s/ Gerald J. Gagner
                                   -------------------------
                                   Gerald J. Gagner, General Partner